UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Revance Therapeutics, Inc.

File No. 333-193154- CF#29753

_____

Revance Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 31, 2013.

Based on representations by Revance Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.16	through May 10, 2023
Exhibit 10.17	through May 10, 2023
Exhibit 10.18	through April 30, 2017
Exhibit 10.19	through May 10, 2023
Exhibit 10.20	through June 3, 2016
Exhibit 10.21	through May 10, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary